UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Prenetics Global Limited (the “Company”) hereby announces the appointment of Ms. Caroline Levy to its Board of Directors as an independent director, effective August 17, 2026. Ms. Levy will also serve as a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, replacing Dr. Darshan Shah on each of those committees. Dr. Shah will continue to serve on the Board of Directors as an independent director. A copy of the press release announcing Ms. Levy's appointment is furnished as Exhibit 99.1 to this Report on Form 6-K (this "Report").

INCORPORATION BY REFERENCE

This Report, along with Exhibits 99.1, 99.2 and 99.3, is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-294765, 333-265284, 333-276538 and 333-288824) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Prenetics, Parent of IM8, Appoints II Ranked, Caroline Levy, Veteran Wall Street Consumer Analyst as Independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: August 17, 2026